[redacted]

14005735

PE 1/14/2014

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 11 2014

Washington, DC 20549

March 11, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 3-11-14

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
meredith.cross@wilmerhale.com

Re: Northrop Grumman Corporation
Incoming letter dated January 14, 2014

Dear Ms. Cross:

This is in response to your letter dated January 14, 2014 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Northrop Grumman Corporation
Incoming letter dated January 14, 2014

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Northrop Grumman may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILMERHALE

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

January 14, 2014

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Northrop Grumman Corporation (the "Company"), which received a shareholder proposal and statement in support thereof relating to an independent Chairperson of the Board (collectively, the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2014 Annual Meeting of Shareholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the Proposal is impermissibly vague and indefinite so as to be materially false and misleading. In the alternative, the Company respectfully requests that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal in reliance on Rule 14a-8(i)(3), because the supporting statement contains numerous references to incorrect factual assertions, including ones purportedly made by GMI Ratings, which are not available to the public.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the

Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 25, 2013, the Company received the Proposal from the Proponent. The Proposal states:

> *RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.*
>
> *When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73% support at Netflix.*
>
> *This topic is particularly important for Northrop Grumman because of the excessive pay of $37 million for Chairman/CEO Wesley Bush. Plus we had a former CEO as our Lead Director - Donald Felsinger, previously the CEO/Chairman of Sempra. Additionally we had a weak board. GMI Ratings, an independent investment research firm, rated our board D. Director Aulana Peters had 21-years long – tenure (independence concern) and this was compounded by her service on our audit committee and the fact that she received our highest negative votes. Stephen Frank was also on our audit committee and received our 2nd highest negative votes.*
>
> *Directors who were negatively flagged for their service on the boards of companies when they declared bankruptcy included: Karl Krapek at Visteon Corporation and Stephen Frank at Washington Mutual. The following directors were each on the boards of 3 or 4 total companies(over-commitment concern): Richard Myers, Aulana Peters, Bruce Gordon and William Hernandez.*

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

Northrop lacked confidential shareholder voting and our CEO could receive long-term incentive for below-median job performance. Northrop was not a signatory of the UN Global Compact to maintain more effective sustainability practices. Northrop had not yet implemented OSHAS 18001 as its occupational health and safety management system, nor did it disclose its workplace safety record in its annual report.

Northrop was flagged by GMI for its limited efforts in the identification and use of alternative energy sources. Northrop had been flagged for its failure to establish specific environmental impact reduction targets, a critical practice for any company operating in a high environmental impact industry that is committed to its own long-term sustainability.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

In connection with each of the Company's two prior Annual Meetings of Shareholders, the Proponent submitted similar proposals to require the Company to adopt a policy requiring an independent Chairperson of the Board (the "Prior Proposals") (attached as Exhibits B-1 and B-2 to this letter), and the Prior Proposals were included in the Company's proxy materials for those meetings. Both of the Prior Proposals contained specific definitions of independence, based on prior service as an executive officer of the Company and, in the case of the Company's 2012 Annual Meeting of Shareholders, the listing standards of the New York Stock Exchange (the "NYSE").[1] The Company did not seek to exclude either of the Prior Proposals from its proxy materials for the applicable shareholder meeting.

Basis for Exclusion

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

[1] The Proponent's proposal included in the proxy materials for the Company's 2012 Annual Meeting of Shareholders requested that the Board of Directors adopt a policy that "whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company." See Exhibit B-1. The Proponent's proposal included in the proxy materials for the Company's 2013 Annual Meeting of Shareholders defined an independent director as "a director who has not previously served as an executive officer of our Company." See Exhibit B-2.

The Proposal May Be Excluded from the Proxy Materials Pursuant to Rule 14a-8(i)(3) Because the Absence of a Definition of Independence Makes the Proposal Impermissibly Vague and Indefinite So As to Be Materially False and Misleading

The Commission has determined that proposals may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 14, 2004). The Staff has also noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by the stockholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. In each of *General Electric Company* (February 10, 2011), *International Paper Company* (February 3, 2011), *Alaska Air Group, Inc.* (January 20, 2011), *The Boeing Company* (March 2, 2011), *The Allstate Corporation* (Jan. 18, 2011) and *Motorola, Inc.* (January 12, 2011), the Staff concurred that a proposal could be excluded pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also *Berkshire Hathaway Inc.* (December 23, 2011) (concurring in the omission of a proposal requiring the company's CEO and other top officials to sign off by means of an electronic key that they had observed and approved or disapproved of figures and policies that showed a high risk for the company as inherently vague and indefinite because the terms "electronic key" and "figures and policies" were undefined such that the actions required to implement the proposal were unclear); *Citigroup Inc.* (February 22, 2010) (concurring in the omission of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite because the term "US Economic Security" was undefined); *NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the terms "record keeping" and "financial records" were undefined); *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear); and *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined).

Like the proposals cited above and unlike the Prior Proposals, the Proposal fails to define a critical term or otherwise provide guidance on what is necessary to implement the Proposal. Central to the

Proposal is the concept of director independence, but the Proposal does not identify a standard of independence to be used in determining whether a particular director was eligible to serve as the Chairperson of the Board. Accordingly, the shareholders in voting on the Proposal and the Board of Directors in implementing the Proposal (if adopted) could reasonably interpret the Proposal to require independence in accordance with any of the definitions of independence referred to in the Company's proxy statement, commonly relied upon by the Company's shareholders or otherwise applicable to the Company, including those set forth in: (1) NYSE Listing Standards with respect to director independence, (2) NYSE Listing Standards with respect to independence of Compensation Committee members, (3) NYSE Listing Standards with respect to independence of Audit Committee members, (4) Council of Institutional Investors Corporate Governance Policies, (5) Delaware law, (6) the Company's Principles of Corporate Governance, (7) the Prior Proposals, which were previously voted on by the Company's shareholders and (8) the independence guidelines established by Institutional Shareholder Services.

Each of these definitions of independence has separate and distinct requirements, some of which are in direct conflict with each other. As Chancellor Strine noted in *In re MFW Shareholders Litigation*, 67 A.3d 496 at 21 (Del. Ch. 2013), "...the fact that directors qualify as independent under the NYSE rules does not mean that they are necessarily independent under [Delaware] law in particular circumstances...." As one example of a specific conflict, the NYSE Listing Standards would preclude a director from being considered "independent" if he or she had worked for the Company within the past *three* years. The Council of Institutional Investors Corporate Governance Policies would preclude a director from being considered "independent" if he or she had worked for the Company within the past *five* years. Both of the Prior Proposals would have precluded a director from being considered "independent" if he or she had "previously served as an executive officer of [the] Company." Shareholders voting on the Prior Proposal presented at the Company's 2013 Annual Meeting of Shareholders would have understood that prior status as an executive officer would be the critical factor in a determination of independence of the Chairperson of the Board, and shareholders voting on the Prior Proposal presented at the Company's 2012 Annual Meeting of Shareholders would have understood that both independence under NYSE listing standards and prior status as an executive officer of the Company would be the critical factors in the determination. In contrast, because the Proposal fails to define the standard of independence to be utilized among the many possible options, the Proposal is susceptible to varying interpretations of this singularly critical factor. Similarly, if the Proposal were adopted, the Company could reasonably select any of these various standards (or could develop its own alternative definition of independence) as the basis for a policy requiring an independent Chairperson of the Board. As illustrated by the foregoing examples, if the Company were to attempt to implement the Proposal by selecting one of many possible definitions of independence or developing a new definition, any actions taken in attempting to implement that interpretation could be significantly different from the intended actions of shareholders (or even the Proponent's intent) voting on the Proposal.

The Proposal does not indicate which of the various commonly-used definitions of director independence would be used to determine the Chairperson of the Board's independence, nor does the Proposal include or propose an alternative definition of "independence." Therefore, the Company believes that shareholders considering the Proposal would have no way to know with any reasonable certainty what they are being asked to vote on and that, if the Proposal was approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the intended actions of shareholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on Rule 14a-8(i)(3).

The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Supporting Statement Contains Numerous References to Factual Assertions Included in GMI Ratings Reports, Which Are Not Available to the Public

In his supporting statement, the Proponent includes specific, irrelevant and erroneous statements about the Company and/or its officers and directors, some of which the Proponent makes himself, but most of which he either directly attributes or implies should be attributed to GMI Ratings, described as an "independent research firm." For example, the Proponent makes inaccurate assertions about executive compensation and the Company's record with respect to environmental and workplace safety matters. In addition, the Proponent references a GMI Ratings assertion that "Northrop has been flagged for its failure to establish specific environmental impact reduction targets." GMI Ratings' assertion is false. In its 2012 Annual Report on Form 10-K and 2012 Annual Report on Corporate Responsibility (included on the Company's website), the Company has disclosed its target for greenhouse gas emission reduction, and its progress towards that target, as well as its progress in solid waste reduction, lower water use and reduced production of hazardous waste. If the Proposal is not excluded, the Company intends to rebut the erroneous statements in the Company's statement of opposition to the Proposal in the Proxy Materials. The Company believes, however, that the Proposal may be excluded under Rule 14a-8(i)(3) because the GMI Ratings reports are not available to the public.

The Proponent has not provided the Company with a copy of the GMI Ratings Report referenced in the Proposal, and GMI Ratings reports are not publicly available except by subscription. As a consequence, neither the Company nor its shareholders are able, without significant effort and expense, to judge whether the factual assertions are fair or are misleading. We note that in this instance, even though the Company is not a subscriber to GMI Ratings, it was able to obtain a copy of a recent GMI Ratings report from an outside source not available to shareholders or the public generally. The Company would not be able to distribute copies of the report, however, without permission from (and presumably payments to) GMI Ratings.

In the typical case where a proponent includes factual assertions that a registrant believes are inaccurate, the registrant can dispute those factual assertions in its statement in opposition. When the information in dispute is publicly available, shareholders are then free to assess the competing versions of the "facts" and draw their own conclusions. We believe that the Proponent's inclusion of information that he attributes to GMI Ratings renders the supporting statement materially false and misleading since shareholders are not able to make that assessment.

This concern is exacerbated by the quandary that a registrant faces if the proponent includes information that is, in fact, included in the third-party source, but is nonetheless false and misleading, when the report is not available to the public. The registrant would not be able to argue that the proponent's depiction of the statements is false, and shareholders could not read the underlying report to put those isolated statements in context to make an informed decision.

We note that our concerns with regard to a supporting statement that references third-party sources not available to the public is supported by the Staff's comments in reviews of proxy statements in other settings. In this context, the Staff has taken the position that statements included in a disclosure document that are attributed to a third party or external source may render the disclosure false and misleading in violation of Rule 14a-9 if the statements are mischaracterized or taken out of context. The Staff regularly requests copies of the external source materials in order to determine whether the statements violate Rule 14a-9. Exclusion also would be consistent with the Staff's approach to references to third-party websites, as outlined in Staff Legal Bulletin 14G (October 16, 2012), in which the Staff stated that, where "a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded."

We recognize that the Staff has recently been presented with this argument in other requests for no-action relief on the basis of Rule 14a-8(i)(3), and has not concurred with the companies requesting the no-action relief. See *Mattel, Inc.* (January 6, 2014) and *Starbucks Corporation* (December 23, 2013). We respectfully disagree with the Staff's conclusions on this issue to date, and ask that the Staff concur in our view that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3). We believe this conclusion is warranted because it is patently unfair to registrants and shareholders, and not in the public interest, to ask shareholders to vote based on information that is potentially false and misleading, and cannot be accessed without significant effort and expense.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the absence of a definition of, or standard for determining, independence makes the Proposal impermissibly vague and indefinite so as to be materially false and misleading. In the alternative, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal in reliance on Rule 14a-8(i)(3) because the supporting statement contains numerous references to factual assertions made in GMI Ratings reports, which are not available to the public.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Jennifer C. McGarey, Corporate Vice President & Secretary, Northrop Grumman Corporation at Jennifer.Mcgarey@ngc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,

Meredith B. Cross

Enclosures

cc: John Chevedden
Jennifer C. McGarey

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Wesley G. Bush
Chairman
Northrop Grumman Corporation (NOC)
2980 Fairview Park Drive
Falls Church, VA 22042
(703) 280-2900
FX: 302-655-5049
FX: 310-553-2076

Rule 14a-8 Proposal

Dear Mr. Bush,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to* FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

November 27, 2013
Date

cc: Jennifer C. McGarey <jennifer.mcgarey@ngc.com>
Corporate Secretary
Steve Movius <steve.movius@ngc.com>

[NOC: Rule 14a-8 Proposal, November 24, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for Northrop Grumman because of the excessive pay of $37 million for our Chairman/CEO Wesley Bush. Plus we had a former CEO as our Lead Director – Donald Felsinger, previously the CEO/Chairman of Sempra. Additionally we had a weak board. GMI Ratings, an independent investment research firm, rated our board D. Director Aulana Peters had 21-years long-tenure (independence concern) and this was compounded by her service on our audit committee and the fact that she received our highest negative votes. Stephen Frank was also on our audit committee and received our 2nd highest negative votes.

Directors who were negatively flagged for their service on the boards of companies when they declared bankruptcy included: Karl Krapek at Visteon Corporation and Stephen Frank at Washington Mutual. The following directors were each on the boards of 3 or 4 total companies (over-commitment concern): Richard Myers, Aulana Peters, Bruce Gordon and William Hernandez.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

Northrop lacked confidential shareholder voting and our CEO could receive long-term incentive pay for below-median job performance. Northrop was not a signatory of the UN Global Compact to maintain more effective sustainability practices. Northrop had not yet implemented OSHAS 18001 as its occupational health and safety management system, nor did it disclose its workplace safety record in its annual report.

Northrop was flagged by GMI for its limited efforts in the identification and use of alternative energy sources. Northrop had been flagged for its failure to establish specific environmental impact reduction targets, a critical practice for any company operating in a high environmental impact industry that is committed to its own long-term sustainability.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

NORTHROP GRUMMAN

Northrop Grumman Corporation
Corporate Office

Office of the Corporate Secretary
2980 Fairview Park Drive
MailStop 12183A
Falls Church, VA 22042

November 26, 2013

VIA EMAIL *** FISMA & OMB Memorandum M-07-16 *** **AND FEDEX**

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Your Letter dated November 24, 2013
Regarding an Independent Board Chairman

Dear Mr. Chevedden:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have not provided Northrop Grumman Corporation (the "Company") with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If your respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,

Jennifer C. McGarey

Jennifer C. McGarey

NORTHROP GRUMMAN

Northrop Grumman Corporation
Corporate Office

Office of the Corporate Secretary
2980 Fairview Park Drive
MailStop 12183A
Falls Church, VA 22042

December 4, 2013

VIA EMAIL FISMA & OMB Memorandum M-07-16 **AND FEDEX**

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

RE: Your Email dated November 29, 2013

Dear Mr. Chevedden:

This will acknowledge receipt of your email containing documentation regarding your stock ownership in Northrop Grumman Corporation (the "Company"). Please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under Securities and Exchange Commission Rule 14-8.

Very truly yours,

Jennifer C. McGarey

Jennifer C. McGarey

EXHIBIT B-1

THE VALUE OF PERFORMANCE

NORTHROP GRUMMAN

Proxy Statement

PROPOSAL SIX:
SHAREHOLDER PROPOSAL

Mr. John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** , a beneficial owner of 100 shares of common stock of the Company, the proponent of a shareholder proposal, has stated that the proponent intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

Proponent's Resolution

6 – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When a CEO serves as our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. This proposal topic won 50%-plus support at four major U.S. companies in 2011.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rate our company "Very High Concern" in Executive Pay – $22 million for CEO Wesley Bush. CEO pay included such generous perquisites as reimbursement for Mr. Bush's loss on the sale of his home ($250,000), tax gross-up for Mr. Bush's loss on the sale of his home ($212,000) and security protection for Mr. Bush ($1,642,000).

Also, Mr. Bush received a mega-grant of 627,000 stock options that simply vest after time without any performance criteria. Equity pay should have performance-vesting features. Market-priced stock options can provide financial rewards due to a rising market alone, regardless of an executive's performance.

At our 2011 annual meeting we gave 54%-support to a proposal for shareholders to be able to act by written consent. In 2009 we gave 53%-support for 10% of shareholders to call a special meeting. Management's response was to give us a token version of this proposal – the threshold was raised to a challenging 25% of shareholders and a provision was added to encourage shareholders to revoke their requests for a special meeting. Plus a further restriction was added, "the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting."

Aulana Peters (still on our Audit Committee) was on the Merrill Lynch Executive Pay Committee as Merrill's Stanley O'Neal unceremoniously departed with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.

Karl Krapek and Stephen Frank were marked as "Flagged (Problem) Directors" because of their respective directorships at the bankrupt Visteon and Washington Mutual. Mr. Frank, who also chaired our Audit Committee, received the highest negative votes and every director on our executive pay committee received more than 12% in negative votes.

Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 6.

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board of Directors opposes this proposal because it deprives the Board of important flexibility in determining the most effective leadership structure to serve the interests of the Company and its shareholders. The Board believes the Company is best served when it retains this flexibility.

Under the Company's current governing documents, the Board has the authority to determine whether the positions of Chairman and Chief Executive Officer should be held by the same or different persons. The Board has the flexibility to consider what is best for the Company and its shareholders, in light of all the facts and circumstances. In past circumstances, the Board has concluded that an independent Chairman would best serve the interests of the Company at that time. In today's environment, however, having considered the experience of the management team, the challenges facing the Company, and the evolving environment in which we operate, the Board has concluded that having the CEO also serve as Chairman best positions the Company to be innovative, compete successfully and advance shareholder interests. The Board believes it is important, especially in our changing environment, to retain the flexibility to be able to determine which structure is most effective.

The Board also does not believe the proposed change is necessary to ensure that the Board effectively monitors the performance of the CEO, contrary to what the proponent suggests. Today, twelve of the Company's thirteen directors are independent, and the Board regularly holds scheduled sessions of the independent directors at each Board meeting. The Chairs and all members of the Compensation, Governance and Audit Committees are independent directors. The independent directors have ample opportunity to, and regularly do, assess the performance of the CEO and provide meaningful direction.

When the Chairman is not independent, the Company's bylaws specifically provide that the Board may designate a Lead Independent Director. The Board has exercised that authority and Lewis W. Coleman currently serves as our Lead Independent Director. Among other duties, the Lead Independent Director:

- presides at the executive sessions of the Independent Directors and other meetings of the Board at which the Chairman is not present;
- serves as liaison between the Chairman and the Independent Directors;
- provides the Chairman with input as to the information provided to the Board and the agendas of the Board and Committee meetings;
- calls meetings of the Independent Directors;
- interviews, along with the Chairman and the Chair of the Governance Committee, Board candidates and makes recommendations to the Committee and the Board; and
- if requested by major shareholders, ensures that he or she is available for consultation and direct communication. Any shareholder can communicate with the Lead Independent Director (or any of the directors) as described on page 15 of this Proxy Statement and on the Company's website.

The Board's designation of a Lead Independent Director demonstrates its continuing commitment to strong corporate governance and Board independence.

The Board believes that the Company's corporate governance structure makes it unnecessary and ill advised to have an absolute requirement that the Chairman be an independent director. The Board believes that adopting such a rule would only limit the Board's ability to select the director it believes best suited to serve as Chairman of the Board, and is not in the best interests of the Company and its shareholders.

Vote required

Approval of this proposal requires that the votes cast "for" the proposal must exceed the votes cast "against" the proposal. Abstentions and broker non-votes will have no effect on this proposal.

FOR THESE REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NUMBER SIX.

EXHIBIT B-2

THE VALUE OF PERFORMANCE.

NORTHROP GRUMMAN

2013
Proxy Statement

PROPOSAL FIVE: SHAREHOLDER PROPOSAL

Mr. John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** . a beneficial owner of 100 shares of common stock of the Company, the proponent of a shareholder proposal, has stated that the proponent intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

Proponent's Resolution

Proposal 5 - Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director. An independent director is a director who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at three major U.S. companies in 2012 including 55% support at Sempra Energy.

This is proposal is particular important because we had a weak so-called Lead Independent Director in Lewis Coleman of DreamWorks Animation. Mr. Coleman received $5 million related to his security that included his housing and his DreamWorks related travel by corporate jet. It was difficult to consider Mr. Coleman independent when our company was so responsible for his VIP travel, security and lifestyle. Mr. Coleman seemed to announce his departure abruptly in November 2012 because there was no word on his replacement.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk." Also, "High Concern" in Executive Pay - $26 million for our CEO Wesley Bush at a company too big to fail.

Meanwhile, 500 Southern California employees were laid off. And our directors did not turnaround any or most of the low-hanging fruit of strengthening our corporate governance some of which is highlighted in this proposal, which does not require a single layoff or layoff related expense.

Mr. Bush received $7 million in stock options and restricted stock rights that simply vest over time without even job performance requirements. Mr. Bush's equity pay should have job performance requirements in order to align it with shareholder interests and market-priced stock options could provide rewards due to a rising market alone, regardless of Mr. Bush's job performance.

Eight of our directors received double-digits in negative votes. As a comparison certain directors showed that they could get less than 1% in negative votes. The double-digit directors controlled 100% of our executive pay committee and 80% of our nomination committee. And our nomination committee seems to have had an affinity for recruiting directors with experience at companies that went bankrupt - like Karl Krapek from Visteon Corporation and Stephen Frank from Washington Mutual.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Independent Board Chairman - Proposal 5

BOARD OF DIRECTORS' RESPONSE

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board of Directors opposes this proposal because it deprives the Board of important flexibility in determining the most effective leadership structure to serve the interests of the Company and its shareholders. The Board believes the Company is best served when it retains this flexibility.

Under the Company's current Principles of Corporate Governance, the Board has the authority to determine whether the positions of Chair and Chief Executive Officer should be held by the same or different persons. The Board has the flexibility to consider what is best for the Company and its shareholders, in light of all facts and circumstances known to the Board. In today's environment, having considered the experience of the management team, the challenges facing the Company, and the evolving environment in which we operate, the Board has concluded that having the CEO also serve as Chair best positions the Company to be innovative, compete successfully and advance shareholder interests. The Board believes it is important, especially in our changing and challenging environment, to retain the flexibility to determine which structure is most effective.

The Board also does not believe the proposed change is necessary to ensure that the Board effectively monitors the performance of the CEO, contrary to what the proponent suggests. Today, eleven of the Company's twelve directors are independent, and the Board regularly holds scheduled sessions of the independent directors at each Board meeting. The Chairs and all members of the Compensation, Governance and Audit Committees are independent directors. The independent directors have ample opportunity to, and regularly do, assess the performance of the CEO and provide meaningful direction.

When the Chair is not independent, the Company's bylaws specifically provide that the independent directors of the Board may designate a Lead Independent Director from among them. The Board has repeatedly exercised that authority and Donald F. Felsinger currently serves as our Lead Independent Director.

In 2012 the Board revised our Principles of Corporate Governance to prescribe more clearly the role of our Lead Independent Director. Among other duties, the Principles of Corporate Governance specify that the Lead Independent Director shall:

- preside at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors;
- serve as liaison between the Chair and the independent directors;
- approve meeting agendas and information sent to the Board and advise the Chair on these matters;
- approve the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items and advise the Chair on these matters;
- call meetings of the independent directors;
- interview, along with the Chair of the Board and the Chair of the Governance Committee, Board candidates and make recommendations to the Committee and the Board; and
- if requested by major shareholders, ensure that he or she is available for consultation and direct communication. Any shareholder can communicate with the Lead Independent Director (or any of the directors) as described on page 14 of this Proxy Statement and on the Company's website.

The designation of a Lead Independent Director by the independent directors of the Board demonstrates the Board's continuing commitment to strong corporate governance, Board independence and the important role of Lead Independent Director.

The Board believes that the Company's balanced and flexible corporate governance structure, including a Lead Independent Director with comprehensive and meaningful duties, makes it unnecessary and ill advised to have an absolute requirement that the Chair be an independent director. The Board believes that adopting such a rule would only limit the Board's ability to select the director it believes best suited to serve as Chair of the Board, and is not in the best interests of the Company and its shareholders.

Vote required

Approval of this proposal requires that the votes cast "for" the proposal must exceed the votes cast "against" the proposal. Abstentions and broker non-votes will have no effect on this proposal.

FOR THESE REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NUMBER FIVE.